SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549




                                   FORM 11-K

             [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-2755

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996



                            GTE HOURLY SAVINGS PLAN


                                GTE CORPORATION

                               ONE STAMFORD FORUM

                          STAMFORD, CONNECTICUT  06904


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
GTE Hourly Savings Plan:


     We have audited the accompanying statements of net assets available for plan benefits, with fund information of the GTE Hourly Savings Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits, with fund information for the year ended December 31, 1996. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The fund information in the statements of net assets available for plan benefits and statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                              ARTHUR ANDERSEN LLP
Stamford, Connecticut
June 23, 1997




                                GTE HOURLY SAVINGS PLAN
     STATEMENT of Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                   DECEMBER 31, 1996
                                (thousands of dollars)


                                                  Investments
                                                in Master Trust      Receivables        Total


FIDELITY FUNDS:

Equity-Income Fund                               $   47,010           $   182       $   47,192
Overseas Fund                                        18,846                94           18,940
U.S. Equity Index Collective Trust Fund              60,974               140           61,114
Retirement Government Money Market Portfolio         46,819               388           47,207
Magellan Fund                                        86,899               372           87,271
Conservative Strategy Portfolio                     110,865               118          110,983
Conservative Growth Strategy Portfolio               33,704               126           33,830
Moderate Growth Strategy Portfolio                   46,620               195           46,815
Long-Term Growth Strategy Portfolio                  39,752               175           39,927

OTHER FUNDS:

GTE Stock Portfolio                                 528,150            22,848          550,998
PAYSOP Fund (Note 5)                                266,801              -             266,801
Loan Fund                                            66,828              -              66,828

    Total                                        $1,353,268           $24,638       $1,377,906




                   The accompanying notes are an integral part of this financial statement.





                             GTE HOURLY SAVINGS PLAN
       STATEMENT of Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                DECEMBER 31, 1995
                              (thousands of dollars)


                                                  Investments
                                                in Master Trust      Receivables        Total


FIDELITY FUNDS:

Equity-Income Fund                                 $ 31,875           $   131         $ 32,006
Overseas Fund                                        14,626                86           14,712
U.S. Equity Index Collective Trust Fund              37,357                64           37,421
Retirement Government Money Market Portfolio         37,246               386           37,632
Magellan Fund                                        81,713               391           82,104
Conservative Strategy Portfolio                     105,449               114          105,563
Conservative Growth Strategy Portfolio               31,200               112           31,312
Moderate Growth Strategy Portfolio                   38,309               177           38,486
Long-Term Growth Strategy Portfolio                  30,828               151           30,979

OTHER FUNDS:

GTE Stock Portfolio                                 479,457            21,540          500,997
Loan Fund                                            56,859               -             56,859

    Total                                          $944,919           $23,152         $968,071




              The accompanying notes are an integral part of this financial statement.



                                               GTE HOURLY SAVINGS PLAN
                    STATEMENT of Changes in Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                        For the Year Ended DECEMBER 31, 1996
                                                (thousands of dollars)

                                                                     Fidelity Funds

                                                             U.S. Equity    Retirement
                                         Equity-                Index       Government                Conservative
                                         Income    Overseas   Collective   Money Market   Magellan      Strategy
                                          Fund       Fund     Trust Fund     Portfolio      Fund        Portfolio

Interest and Dividends                   $ 2,796   $ 1,123     $   -         $ 2,048      $13,003        $   -

Net Investment Gain (Loss) (Note 2)        4,549       912       8,886           -         (3,906)         5,930

Contributions (Note 3):
  Employee                                 4,076     2,346       2,284         9,658       10,090          2,928
  Employer                                   -         -           -             -            -              -

Transfers From Other Plans (Note 5)           35        16       9,176            46           55         11,184

Net Transfers Between Funds                6,681       867       6,663         1,242       (8,080)        (4,014)

Participant Loans:
  Repayments                                 983       611         546         5,014        2,707            900
  Withdrawals                             (1,068)     (577)       (910)       (3,123)      (2,886)        (2,066)

Withdrawals and Terminations              (2,866)   (1,070)     (2,952)       (5,310)      (5,816)        (9,442)

INCREASE IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS DURING THE YEAR       15,186     4,228      23,693         9,575        5,167          5,420

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT BEGINNING OF YEAR                    32,006    14,712      37,421        37,632       82,104        105,563

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT END OF YEAR                         $47,192   $18,940     $61,114       $47,207      $87,271       $110,983


                    The accompanying notes are an integral part of this financial statement.



                                          GTE HOURLY SAVINGS PLAN
                  STATEMENT of Changes in Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                    For the Year Ended DECEMBER 31, 1996
                                            (thousands of dollars)

                                                  Fidelity Funds                       Other Funds

                                      Conservative  Moderate   Long-Term
                                         Growth      Growth     Growth      GTE
                                        Strategy    Strategy   Strategy    Stock      PAYSOP    Loan
                                        Portfolio   Portfolio  Portfolio  Portfolio    Fund     Fund        Total

Interest and Dividends                  $    -      $    -     $   -     $ 20,474  $  2,539   $ 4,291    $  46,274

Net Investment Gain (Loss) (Note 2)        2,848      4,997      4,385     14,820       423       -         43,844

Contributions (Note 3):
        Employee                           2,931      4,847      4,263     13,349        -        -         56,772
        Employer                            -          -          -        22,338        -        -         22,338

Transfers From Other Plans (Note 5)           13         29         23     32,786    265,509     2,271     321,143

Net Transfers Between Funds                  171      1,489      2,155     (7,174)       -         -           -

Participant Loans:
        Repayments                           807      1,214      1,071     15,902        -     (29,755)        -
        Withdrawals                         (807)    (1,306)    (1,075)   (21,498)       -      35,316         -

Withdrawals and Terminations              (3,445)    (2,941)    (1,874)   (40,996)    (1,670)   (2,154)    (80,536)

INCREASE IN NET ASSETS AVAILABLE FOR
 PLAN BENEFITS DURING THE YEAR             2,518      8,329      8,948     50,001    266,801     9,969     409,835

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT BEGINNING OF YEAR                    31,312     38,486     30,979    500,997        -      56,859     968,071

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT END OF YEAR                         $33,830    $46,815    $39,927   $550,998   $266,801   $66,828  $1,377,906


                                The accompanying notes are an integral part of this financial statement.




                              GTE HOURLY SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS



(1) Description of the Plan:

Eligibility

    The GTE Corporation ("GTE") GTE Hourly Savings Plan (the "Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides eligible employees of GTE and its subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs.

    The Plan is generally available to any eligible employee as defined by the plan document, of GTE or a Participating Affiliate, who either is in a unit covered by a collective bargaining agreement that provides for participation in the Plan, or is a nonunion hourly-paid employee that GTE or a Participating Affiliate has agreed, by resolution of its board of directors, to co-sponsor under the Plan. To the extent expressly provided in any written separation policy of GTE or a Participating Affiliate, eligible employee also includes any former employee of GTE or a Participating Affiliate who is receiving salary continuation payments pursuant to the separation policy.

    An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Vesting and Investment Choices

    Matching contributions vest immediately upon death, disability, retirement, attainment of age 65 or five years of service with GTE or a Participating Affiliate. For participants with less than five years of service, matching contributions vest 50% immediately and 50% 24 months after the end of the Plan year for which the contributions were made. Forfeitures of a participant's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

    Each participant directs their contributions to be invested in one of the following current investment options: five Fidelity funds, four Fidelity strategy portfolios, the GTE stock portfolio or in any combination of these funds and portfolios. Participants are permitted to make changes to their investment choices on a daily basis. A description of the investment choices follows:

       a. Fidelity Equity-Income Fund - invests primarily in corporate common and preferred stock, with up to 20% of the fund invested in bonds and convertible securities.

       b. Fidelity Overseas Fund - invests primarily in foreign securities whose principal activities are outside the United States and also invests in public and private bonds (both foreign and domestic), bank deposits and money market instruments denominated in United States dollars or foreign currencies.
                           GTE HOURLY SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)



       c. Fidelity U.S. Equity Index Collective Trust Fund - invests in commingled funds seeking to provide results that correspond to the total return performance of common stocks publicly traded in the United States as represented by the Standard & Poor's 500 Composite Stock Price Index.

       d. Fidelity Retirement Government Money Market Portfolio - invests in high-quality money market instruments and obligations issued or guaranteed by the United States government or its agencies.

       e. Fidelity Magellan Fund - invests primarily in stocks and securities convertible into common stock of United States and foreign companies and in high yield securities, options and futures contracts related to securities in the portfolio.

       f. Fidelity Conservative Strategy Portfolio - invests 100% of its assets in an underlying portfolio of fixed-income securities, including investment contracts and bonds.

       g. Fidelity Conservative Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of fixed-income securities, including investment contracts and bonds, with the remaining 25% invested in a portfolio of United States equities.

       h. Fidelity Moderate Growth Strategy Portfolio - invests approximately 50% of its assets in a portfolio of United States equities. The remaining 50% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

       i. Fidelity Long-Term Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of equity securities consisting of a combination of United States equities (50%) and international equities (25%). The remaining 25% is invested in a portfolio of fixed-equities income securities, including investment contracts and bonds.

       j. GTE Stock Portfolio - invests principally in GTE common stock, but may also invest a portion in short-term money market instruments.

    The Savings Plan Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any of the investment options, and may add other funds as a current investment option.

Participant Loans

     A loan feature is available to participants which permits borrowing up to 50% of a participant's vested balance, subject to certain limitations. The primary assets of the Loan Fund are promissory notes executed by participants who have taken loans.
                           GTE HOURLY SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)



    Interest rates on loans are equal to the prime interest rate on the first business day of each calendar quarter. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, the principal and interest amounts are reinvested according to the participants' current investment choices. Short-term loans are from six months to five years; long-term loans for the purchase of a primary residence are from sixty months to twenty years.

Master Trust

    The Plan participates in the GTE Master Savings Trust (the "Master Trust") and, along with other plans, owns a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. At December 31, 1996 and 1995, the Plan owned approximately 22% and 18%, respectively, of the assets in the Master Trust. Interest and dividends along with net investment gains or losses are allocated to the Plan on a daily basis based upon the Plan's participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios (see Note
6).

Trustee

    Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan. Expenses of administering the Plan and related funds and portfolios, including fees and expenses of the Trustee, are charged to the participants' accounts. GTE Service Corporation, a subsidiary of GTE, is the plan administrator.

Plan Modification

    GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants. In the event of termination or discontinuance of the Plan by GTE, participants' interest in their accounts will become fully vested.

    Effective January 1, 1997, participants may elect to have dividends on GTE common stock paid in cash rather than reinvested in the Plan. Also, GTE has enhanced the Plan to 16 investment choices from the 10 current investment choices. The investment choices added are as follows: The Aggressive Growth Strategy, MAS Fixed Income Fund, Morgan Stanley Institutional Equity Growth Fund, Templeton Institutional Foreign Equity Fund, Warburg Pincus Emerging Growth Fund and the Templeton Institutional Emerging Market Fund.

                           GTE HOURLY SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

(2)   Accounting Policies:

    The accompanying financial statements have been prepared in accordance with generally accepted accounting principles which require that estimates and assumptions be made that affect reported amounts. Actual results could differ from those estimates.

    Investments are stated at market value determined from publicly stated price information, if available; otherwise, the estimated fair value is used. Guaranteed investment contracts are stated at cost plus accrued interest. Net investment gains and losses include both unrealized gains and losses on investments held by the Plan at year end as well as realized gains and losses on investments sold during the year. Net unrealized and net realized gains and losses are based on the changes in value of the investments at the beginning of the Plan year or at the time of purchase if acquired during the Plan year. For 1996, the GTE Stock Portfolio, had a realized loss of $1.9 million and an unrealized gain of $16.7 million.

(3)   Contributions:

    The Plan is funded by employee contributions up to a maximum of 16% of compensation and by company matching contributions in shares of GTE common stock ranging from 50% to 75%, depending on the collective bargaining agreement, of the initial 6% of the participants' contributions not withdrawn during the Plan year. The company matching contributions are credited following the close of each calendar year to the accounts of participants who have not terminated their active participation. Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After Tax Contributions"). Each participant's Elective Contributions for the 1996 Plan year was limited to $9,500. The total amount of Elective Contributions, After-Tax Contributions and company matching contributions and certain forfeitures that may be allocated to a Plan participant for the 1996 Plan year was limited to the lesser of (i) $30,000 or (ii) 25% of the participant's total compensation; and the compensation on which such contributions were based was limited to $150,000.

    GTE matching contributions are made in GTE common stock and in general, participants cannot redirect these shares into other investment choices. For the 1996 Plan year, total company matching contributions of 479,627 shares of GTE common stock were made with a market value at date of contribution of $22.3 million. Employer contributions receivable in the GTE Stock Portfolio were $22.3 million and $21.1 million at December 31, 1996 and 1995, respectively.

(4)   Tax Status:

    The Plan is a qualified profit sharing plan under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended, ("the Code") and consequently is exempt from income tax. Management amended the Plan in 1995 to comply with the final rulings under the Tax Reform Act of 1986, as amended, and had filed for a determination letter in accordance with guidelines as issued by the Internal Revenue Service. Management received a letter to the effect that the Plan, as amended qualifies under Sections 401(a), 401(k) and 501 of the Code.
                           GTE HOURLY SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


(5)   Transfers From Other Plans:

    Effective November 15, 1996, a portion of the GTE Consolidated Employee Stock Ownership Plan (the "PAYSOP") was merged into the Plan. Accordingly, approximately 5.4 million shares of GTE common stock with an approximate market value of $242 million and a small amount of cash was transferred into the Plan. All participants in the PAYSOP are fully vested. The only participant directed funds are those which were contributed by participants between 1979 and 1982. All other contributions, in the form of GTE common shares, were made by GTE. Participants may elect to reinvest dividends or receive them in cash. Participants cannot borrow from this account; however, the balance is used to determine a maximum loan amount available to participants.

    Effective December 31, 1996, as a result of ongoing labor union negotiations, all participants and net assets of the GTE Corporation Savings, Investment & Tax-Defferral Plan for Hourly Employees were transferred into the Plan. Accordingly, approximately $55 million of net assets were transferred into the Plan.

(6)   GTE Master Savings Trust:

    The plans participating in the Master Trust include the GTE Savings Plan; GTE Hourly Savings Plan; GTE Corporation Savings, Investment & Tax-Deferral Plan for Hourly Employees; AGCS Savings Plan (limited participation) and AGCS Hourly Savings Plan (limited participation).

    In the Master Trust, funds are invested in contracts with insurance companies which represented 68% of the conservative pool consisting of 58 investment contracts held with 20 insurance companies. These insurance companies, excluding Mutual Benefit Life Insurance Company ("Mutual Benefit") and Confederation Life Insurance and Annuity Company ("Confederation") discussed below were rated AA- or better by Standard & Poor's as of December 31, 1996 and 1995. The contracts are included in the financial statements at contract value, approximately $621 million, which approximates fair value, as reported by the insurance companies.

    Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting interest rate. Limitations on guarantees for normal investment contracts are dependent on the creditworthiness of the insurance company. Synthetic investment contracts ("Synthetics") are determined by an internal rate of return calculation that equates market value and book value at the expected average life of the securities. The Synthetics interest rate is reset quarterly but has no minimum crediting rate. Limitations on Synthetics are dependent upon the credit quality of the underlying securities.

    The investment contracts had average yields of 7.0% and 6.9% at December 31, 1996 and 1995, respectively. The crediting interest rate for the investment contracts, excluding Mutual Benefit and Confederation, had a range from 5.28% to 8.56% and 5.28% to 8.90% at December 31, 1996 and 1995
respectively. The investment contracts have scheduled maturities from January 6, 1997 to February 5, 2001.
                           GTE HOURLY SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

    At December 31, 1996, the income pool had an investment contract with Mutual Benefit which represented approximately 4% of the conservative pool's investments and approximately 1% of the Master Trust investments. At December 31, 1996, this investment is carried at contract value of $38.2 million in the Master Trust. On July 15, 1991, the Board of Directors of Mutual Benefit asked the New Jersey Department of Insurance to place Mutual Benefit into rehabilitation. On January 15, 1993, Mutual Benefit filed its First Amended Plan of Rehabilitation which was approved by the Superior Court of New Jersey effective May 2, 1994. GTE participated in the plan and received a new contract which preserves principal and extends maturities, with minimum interest and premium payments over the rehabilitation period. During 1996, the contract was credited with interest at 6.35% for the period from January 1, 1996 to September 30, 1996; and at 9.25% for the period from October 1, 1996 to December 31, 1996. In each subsequent year, the contract balance will earn an annual rate of interest that can be adjusted each year, or more often under certain circumstances, and will be determined by a formula based on the investment performance of the assets which support the GTE contract. There is no reserve held for resolution of the rehabilitation.

    At December 31, 1996, the income pool had three investment contracts with Confederation at a contract value of $13.6 million, which represented approximately 2% of the conservative pool's investments and is less than 1% of the Master Trust investments. On August 11, 1994, Confederation was seized by Canada's Office of the Superintendent of Financial Institutions.

    In the fourth quarter of 1996 a hearing was held with Confederation Life to approve a rehabilitation workout plan. The Trustee analyzed the Plans rehabilitation options and issued their recommendation, which GTE concurred with. On April 25, 1997 the Plan received $11.5 million or 89% of the distributable liquid assets. On May 27, 1997 the Plan received an additional $1.5 million or 11% of the distributable liquid assets. On July 31, 1997, the first illiquid trust distributions will be made, if any, with semiannual distributions thereafter.

    The following schedules reflect the Master Trust net investments by fund as of December 31, 1996 and 1995 and investment income for the year ended December 31, 1996:

                           GTE HOURLY SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


                                                        December 31,
Investments in Master Trust:                       1996             1995
                                                   (thousands of dollars)
Fidelity funds:
Equity - Income Fund                           $  303,235       $  212,302
Overseas Fund                                     125,478          104,147
U.S. Equity Index Collective Trust Fund           241,454          164,358
Retirement Government Money Market Portfolio      137,236          107,307
Magellan Fund                                     454,381          464,931
Broad Market Duration Collective Trust                -              1,034
Conservative Strategy Portfolio                   481,725          494,246
Conservative Growth Strategy Portfolio            257,709          250,779
Moderate Growth Strategy Portfolio                379,793          335,534
Long-Term Growth Strategy Portfolio               312,522          265,100

Other funds:
GTE Stock Portfolio                             1,651,259        1,655,820
ESOP Shares Fund Allocated                        288,215          240,375
ESOP Shares Fund Unallocated                      741,506          781,322
PAYSOP Fund                                       539,904             -
Loan Fund                                         183,536          169,028
Income Portfolio                                     -               8,605

    Total                                      $6,097,953       $5,254,888

                                              Year Ended December 31, 1996
                                              Dividends      Net Investment
                                              & Interest           Gain
Investment Income in Master Trust:                (thousands of dollars)

Fidelity funds:
Equity - Income Fund                             $18,436         $ 30,400
Overseas Fund                                      7,634            6,607
U.S. Equity Index Collective Trust Fund              -             41,410
Retirement Government Money Market Portfolio       5,755              -
Magellan Fund                                     73,594          (24,035)
Broad Market Duration Collective Trust               -                 46
Conservative Strategy Portfolio                      -             28,013
Conservative Growth Strategy Portfolio               -             22,570
Moderate Growth Strategy Portfolio                   -             42,195
Long-Term Growth Strategy Portfolio                  -             36,142

Other funds:
GTE Stock Portfolio                               70,028           51,695
ESOP Shares Fund Allocated                        12,029            7,666
ESOP Shares Fund Unallocated                      32,697           25,560
PAYSOP Fund                                        5,621            1,133
Loan Fund                                         12,465              -
Income Portfolio                                     -                602

    Total                                       $238,259         $270,004

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                     GTE HOURLY SAVINGS PLAN
                                         (Name of Plan)



Date     June 26, 1997                  By       Lawrence R. Whitman
                                                (Lawrence R. Whitman)
                                           Vice President and Controller







                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


    As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into GTE
Corporation's previously filed Registration Statements on Form S-8 (File Nos. 33-65025 and 33-46612).






                                       ARTHUR ANDERSEN LLP


Stamford, Connecticut
June 26, 1997